Exhibit 99.4

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

CONDENSED COMBINED BALANCE SHEETS

(In thousands)

	March 31, 2020	December 31, 2019
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$29,266	$41,228
Accounts receivable, net	67,486	65,863
Inventory	2,944	3,197
Prepaid expenses and other current assets	14,857	13,808

Total current assets	114,553	124,096
Property and equipment, net	43,706	48,264
Intangible assets, net	242,539	253,518
Goodwill	64,272	145,643
Right-of-use assets	56,405	59,888
Other long-term assets	23,231	21,506

Total assets	$544,706	$652,915

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$65,522	$91,436
Unearned revenue	30,585	32,942

Total current liabilities	96,107	124,378
Unearned revenue, less current portion	30,313	31,307
Deferred tax liabilities, net	7,923	9,532
Long-term lease liabilities	58,303	61,603
Other long-term liabilities	651	654

Total liabilities	193,297	227,474
Commitments and contingencies (Note 7)
Equity:
Parent company investment	356,524	429,117
Accumulated other comprehensive loss	(5,115)	(3,676)

Total equity	351,409	425,441

Total liabilities and equity	$544,706	$652,915

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
		(Restated)
Revenues, net:
Services and software	$83,853	$89,229
Hardware	2,623	2,074

Total Revenues, net	86,476	91,303
Costs and expenses:
Cost of services and software revenues, excluding depreciation and amortization of intangible assets	23,003	26,812
Cost of hardware revenues, excluding depreciation and amortization of intangible assets	5,022	3,870
Research and development	33,744	41,381
Selling, general and administrative	22,520	31,601
Depreciation	4,779	5,124
Amortization of intangible assets	10,351	10,639
Restructuring and asset impairment charges	691	1,803
Goodwill impairment	81,428	—

Total costs and expenses	181,538	121,230

Operating loss	(95,062)	(29,927)
Other income, net	39	714

Loss before income taxes	(95,023)	(29,213)
Income tax (benefit) expense	(250)	2,144

Net loss	$(94,773)	$(31,357)

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
		(Restated)
Net loss	$(94,773)	$(31,357)
Other comprehensive loss, net of tax:
Change in foreign currency translation adjustment	(1,402)	(351)

Other comprehensive loss, net of tax	(1,402)	(351)

Comprehensive loss	$(96,175)	$(31,708)

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

CONDENSED COMBINED STATEMENTS OF EQUITY

(In thousands)

(Unaudited)

	Parent company investment	Accumulated other comprehensive loss	Total equity
Three Months Ended March 31, 2019
Balance as of December 31, 2018	$517,298	$(3,533)	$513,765
Net loss (Restated)	(31,357)	—	(31,357)
Other comprehensive loss, net of tax	—	(351)	(351)
Net transfers from Parent (Restated)	31,725	—	31,725

Balance as of March 31, 2019 (Restated)	$517,666	$(3,884)	$513,782

Three Months Ended March 31, 2020
Balance as of December 31, 2019	$429,117	$(3,676)	425,441
Cumulative effect adjustment	(643)	$(37)	(680)
Net loss	(94,773)	—	(94,773)
Other comprehensive loss, net of tax	—	(1,402)	(1,402)
Net transfers from Parent	22,823	—	22,823

Balance as of March 31, 2020	$356,524	$(5,115)	$351,409

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
		(Restated)
Cash flows from operating activities:
Net loss	$(94,773)	$(31,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4,779	5,124
Amortization of intangible assets	10,351	10,639
Restructuring and asset impairment charges	691	1,803
Goodwill impairment	81,428	—
Equity-based compensation	5,008	6,418
Deferred income taxes	(1,609)	(42)
Other operating, net	1,129	210
Changes in operating assets and liabilities:
Accounts receivable	(2,938)	7,854
Inventory	253	1,080
Prepaid expenses and other current assets and other long-term assets	(2,500)	(2,694)
Right-of-use assets, net of lease liabilities	(797)	(413)
Accounts payable and accrued expenses and other long-term liabilities	(24,365)	(17,851)
Unearned revenue	(3,351)	(1,698)

Net cash used in operating activities	(26,694)	(20,927)
Cash flows from investing activities:
Payments for purchase of property and equipment	(2,628)	(4,283)
Other investing, net	—	3

Net cash used in investing activities	(2,628)	(4,280)
Cash flows from financing activities:
Net transfers from Parent	18,092	25,502

Net cash provided by financing activities	18,092	25,502
Effect of exchange rate changes on cash and cash equivalents	(732)	(182)

Net (decrease) increase in cash and cash equivalents	(11,962)	113
Cash and cash equivalents at beginning of period	41,228	29,810

Cash and cash equivalents at end of period	$29,266	$29,923

The accompanying notes are an integral part of these Condensed Combined Financial Statements.

TiVo Product HoldCo, Inc.

The Product Business of TiVo Corporation

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

On May 9, 2019, TiVo Corporation (“Parent” or “Pre-Merger TiVo”) announced that its Board of Directors unanimously approved a plan to separate into two independent publicly traded companies (the “TiVo Separation”): one comprising its intellectual property licensing business and one comprising its product businesses. The TiVo Separation was intended to take the form of a spin-off to Parent’s stockholders of 100% of the shares of its product-related businesses, which was to be renamed TiVo Product HoldCo, Inc. (the “TiVo Products” or the “Company”).

On December 18, 2019, the Company and Xperi Corporation (“Pre-Merger Xperi”) entered into an Agreement and Plan of Merger and Reorganization (the “Xperi Merger Agreement”), pursuant to which Pre-Merger TiVo and Pre-Merger Xperi have agreed, subject to the terms and conditions of the Xperi Merger Agreement, to effect an all-stock, merger of equals strategic combination of their respective businesses (the “Xperi Combination”). The board of directors of each of Pre-Merger TiVo and Pre-Merger Xperi have approved the Xperi Merger Agreement and the transactions contemplated thereby. The Xperi Combination is subject to certain customary approvals, including the approval of shareholders of Pre-Merger TiVo and Pre-Merger Xperi, and is expected to be completed by June 30, 2020.

Pre-Merger TiVo is a global leader bringing entertainment together, making it easy to find, watch and enjoy. The Company provides a broad set of cloud-based services, embedded software solutions that aggregate online video, television programming, movies and music entertainment in a unified discovery experience. The Company’s solutions include device-embedded and cloud-based user experience (“UX”), including interactive program guides (“IPGs”), digital video recorders (“DVRs”), natural language voice and text search, cloud-based recommendations services and an extensive collection of entertainment metadata (i.e., descriptive information, promotional images or other content that describes or relates to television shows, videos, movies, sports, music, books, games or other entertainment content). The Company’s portfolio of products are available as both discrete component technologies for customers to integrate into their internally-developed solutions or as part of completely integrated modular solutions. The Company’s integrated portfolio of software and cloud-based services provides an all-in-one approach for navigating a fragmented universe of content by seamlessly combining live, recorded, video-on-demand (“VOD”) and over-the-top (“OTT”) content into one intuitive user interface with simple universal search, discovery, viewing and recording making it easy for consumers to find, watch and enjoy entertainment when and where they want it. The Company also offers advanced media services and advertising solutions, including viewership data, sponsored discovery, audience insights and in-guide advertising, which enable advanced audience targeting for advertising through linear television, streamed content and other direct digital display and video platforms. Solutions are sold globally to cable, satellite and telecommunications pay TV service providers, virtual service providers, consumer electronics (“CE”) manufacturers, content and new media companies, advertisers and agencies. In North America, we also sell a suite of DVR and whole home media solutions and services directly and through retail to consumers.

Basis of Presentation

The accompanying unaudited Condensed Combined Financial Statements have been prepared in connection with the TiVo Separation and have been derived from the Condensed Consolidated Financial Statements and accounting records of TiVo Corporation as if TiVo Product had been operated on a standalone basis during the periods presented and in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted in accordance with such rules and regulations. However, the Company believes the disclosures made are adequate to make the information not misleading. In the opinion of management, the accompanying unaudited Condensed Combined Financial Statements reflect all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are considered necessary to present fairly the results for the periods presented.

The information contained in these Condensed Combined Financial Statements should be read in conjunction with the audited financial statements and notes thereto contained in the Combined Financial Statements for the year ended December 31, 2019. The Condensed Combined Statements of Operations, Condensed Combined Statements of Comprehensive Loss, Condensed Combined Statements of Equity and the Condensed Combined Statements of Cash Flows for the interim periods presented are not necessarily indicative of the results to be expected for the year ended December 31, 2020, for any future year, or for any other future interim period.

The Condensed Combined Statements of Operations and Comprehensive Loss of the Company reflect allocations of general corporate expenses from TiVo Corporation including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures. Management of the Company and TiVo Corporation consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by employees and decisions with respect to areas such as facilities, information technology and operating infrastructure.

The Condensed Combined Balance Sheets of the Company include TiVo Corporation assets and liabilities that are specifically identifiable or otherwise attributable to the Company, including subsidiaries and affiliates in which TiVo Corporation has a controlling financial interest. The Company is dependent on TiVo Corporation for all of its working capital and financing requirements as TiVo Corporation uses a centralized approach to cash management and financing its operations. Financial transactions relating to the Company are accounted for through the Parent company investment on the Condensed Combined Balance Sheets. Accordingly, none of TiVo Corporation’s cash, cash equivalents or investments have been assigned to the Company for any of the periods presented, unless those balances were directly attributable to the Company. The Company reflects transfers of cash to and from TiVo Corporation’s cash management system as a component of Parent company investment on the Condensed Combined Balance Sheets. TiVo Corporation’s long-term debt has not been attributed to the Company for any of the periods presented because the borrowings are not the legal obligation of the Company.

TiVo Corporation maintains various benefit and equity-based compensation plans at a corporate level. The Company’s employees participate in those programs and a portion of the cost of those plans is included in the Company’s Condensed Combined Financial Statements. However, the Company’s Condensed Combined Balance Sheets and Condensed Combined Statements of Equity do not include any benefit plan obligations or any equity related to equity-based compensation plans. See Note 10 for a description of the TiVo Corporation’s equity-based compensation plans.

Correction of Previously Issued Financial Statements

During the second quarter of 2020, the Company determined that certain Cost of services and software revenues, excluding depreciation and amortization of intangible assets and Selling, general and administrative costs attributable to the Company had been incorrectly omitted from the Condensed Combined Financial Statements for the three months ended March 31, 2019. The Company also determined that certain deferred tax liabilities reported in the Condensed Combined Financial Statements for the three months ended March 31, 2019 needed to be corrected. In applying an effective tax rate approach to calculate income tax expense, the Company identified that it had previously adjusted certain deferred tax liabilities related to indefinite-lived intangible assets below their required carrying amounts.

For the three months ended March 31, 2019, these corrections:

•	increased Cost of services and software revenues, excluding depreciation and amortization of intangible assets by $0.2 million;

•	increased Selling, general and administrative costs by $1.0 million;

•	increased Income tax (benefit) expense by $3.5 million, and;

•	increased Net loss by $4.7 million.

As of March 31, 2019, these corrections:

•	increased Deferred tax liabilities, net by $4.4 million;

•	decreased Other long-term liabilities by $0.2 million; and

•	decreased Parent company investment by $4.2 million.

To address these errors, which are considered material weaknesses, the Company implemented additional management review procedures in the course of preparing its Condensed Combined Financial Statements as of and for the three months ended March 31, 2020.

Principles of Combination

The Condensed Combined Financial Statements include the Company’s net assets and results of operations as described above. All intercompany transactions and accounts within the combined businesses of the Company have been eliminated.

Intercompany transactions between the Company and TiVo Corporation are considered to be effectively settled in the Condensed Combined Financial Statements at the time the transaction is recorded. The net effect of the settlement of these intercompany transactions is reflected on the Condensed Combined Statements of Cash Flows within financing activities and on the Condensed Combined Balance Sheets within Parent company investment.

Parent Company Investment

Parent company investment on the Condensed Combined Balance Sheets and Condensed Combined Statements of Equity represents TiVo Corporation’s historical investment in the Company, the net effect of transactions with and allocations from TiVo Corporation, the Company’s accumulated deficit and cumulative effect adjustments from the adoption of new accounting standards. See Note 9 for further information about transactions between the Company and TiVo Corporation.

Use of Estimates

The preparation of the Condensed Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and related disclosures as of the date of the financial statements and the results of operations for the reporting period. On an ongoing basis, management evaluates its estimates, including those related to revenue recognition, long-lived asset impairment, including goodwill and intangible assets, equity-based compensation and income taxes. Actual results may differ from those estimates.

Risks and Uncertainties

The recent outbreak of the Coronavirus Disease 2019, or COVID-19, which has been declared by the World Health Organization to be a “public health emergency of international concern,” is impacting worldwide economic activity. As a public health epidemic, COVID-19 poses the risk that the Company or its workforce, suppliers and other partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities. The COVID-19 pandemic has recently had adverse impacts on many aspects of the Company’s operations, directly and indirectly, including its workforce, consumer behavior, distribution, suppliers and the market generally. For example, in March 2020, the Company announced its workforce would work remotely as a result of the pandemic as it reviewed its processes related to workplace safety, including social distancing and sanitation practices recommended by the Centers for Disease Control and Prevention. As the Company generates the substantial majority of its revenue from pay TV operators and others in the video delivery industry, to date COVID-19 has not had a significant impact on the Company’s revenue. However, the impacts of the COVID-19 pandemic could cause delays in obtaining new customers and executing renewals and could also impact the Company’s consumer business, including sales of TiVo Stream 4K which was recently launched. Further, the global financial markets have experienced increased volatility and have declined since December 31, 2019. The Condensed Combined Financial Statements as of and for the three months ended March 31, 2020 reflect management’s assumptions about the economic environment and the Company’s ability to realize certain assets, including long-lived assets, such as goodwill, accounts receivable and investments in other companies. Although the response to the COVID-19 pandemic is expected to be temporary, such conditions in the global financial markets and business activities could lead to further impairment of our long-lived assets, including goodwill, increased credit losses and impairments of investments in other companies.

Management believes the Company’s Cash and cash equivalents and anticipated operating cash flow, supplemented with access to capital markets as necessary, are generally sufficient to support its operating businesses, capital expenditures, restructuring activities and income tax payments, in addition to investments in future growth opportunities and activities related to the Xperi Combination for at least the next twelve months. The Company is taking steps to manage its resources by reducing and/or deferring capital expenditures, inventory purchases and operating expenses to mitigate the adverse impact of the COVID-19 pandemic. Future impacts of the COVID-19 pandemic may require further actions by the Company to improve its cash position, including but not limited to, implementing employee furloughs and foregoing capital expenditures and other discretionary expenses.

Allowance for Credit Losses

The Company performs ongoing credit evaluations of its customers. The Company reviews its accounts receivable to identify potential collection issues. A specific allowance for credit losses is recorded when warranted by specific customer circumstances, such as in the case of a bankruptcy filing, a deterioration in the customer’s operating results or financial position or the past due status of a receivable based on its contractual payment terms. If there are subsequent changes in circumstances related to the specific customer, adjustments to recoverability estimates are recorded. For accounts receivable not specifically assessed, including unbilled receivables, an allowance for credit losses is recorded using the immediate reversion methodology for forecasting expected losses based on historical loss experience, current conditions and reasonable and supportable forecasts that affect collectability and other factors. Accounts receivable deemed uncollectible are charged off when collection efforts have been exhausted.

Inventory

Inventories consist primarily of finished DVRs and accessories and are stated at the lower of cost or net realizable value on an aggregate basis. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out basis. Adjustments to reduce the carrying amount of inventory to the lower of cost or net realizable value are made, if required, for excess or obsolete goods, which includes a review of, among other factors, demand requirements and market conditions. As of March 31, 2020 and December 31, 2019, substantially all inventory is comprised of finished goods.

Goodwill

Goodwill represents the excess of cost over fair value of the net assets of an acquired business. The recoverability of goodwill is assessed at the reporting unit level, which is either the operating segment or one level below. Goodwill is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate their carrying amount may not be recoverable. The Company’s one reporting unit, the Product reporting unit, is consistent with its reportable segment.

Qualitative factors are first assessed to determine whether events or changes in circumstances indicate it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If, based on the qualitative assessment, it is considered more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, then a quantitative impairment test is performed.

In the quantitative impairment test for goodwill, the fair value of the reporting unit is compared to its carrying amount. The fair value of the Product reporting unit is estimated using an income approach. Under the income approach, the fair value of a reporting unit is estimated based on the present value of future cash flows and considers projected revenue growth rates, future operating margins, income tax rates and economic and market conditions, as well as risk-adjusted discount rates. The carrying amount of a reporting unit is determined by assigning the assets and liabilities, including goodwill and intangible assets, to the reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired. If the fair value of a reporting unit is less than its carrying amount, an impairment loss equal to the difference is recognized.

Recent Accounting Pronouncements

Standards Adopted in 2020

In August 2018, the FASB modified the requirements for capitalizing costs incurred to implement a hosting arrangement that is a service contract. The modified requirements were intended to align the cost capitalization requirements for hosting arrangements with the cost capitalization requirements for internal-use software. The Company adopted the modified requirements on January 1, 2020 using the retrospective transition approach. On adoption, the Company reclassified $0.5 million of net capitalized costs that were incurred to implement a hosting arrangement from Property and equipment, net to Other assets.

In June 2016, the FASB issued updated guidance that requires entities to use a current expected credit loss model to measure credit-related impairments for financial instruments held at amortized cost. The current expected credit loss model is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect collectability. Current expected credit losses, and subsequent adjustments, represent an estimate of lifetime expected credit losses that are recorded as an allowance deducted from the amortized cost of the financial instrument. The updated guidance also amends the other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments for credit-related losses through an allowance and eliminating the length of time a security has been in an unrealized loss position as a consideration in the determination of whether a credit loss exists. The Company adopted the amended credit loss guidance on January 1, 2020 using the modified retrospective transition approach. On adoption, the Company recognized a cumulative effect adjustment, net of tax effects, that increased both the Parent company investment and the allowance for credit losses by $0.6 million as presented in Note 3, primarily related to establishing an allowance for credit losses on contract assets for which revenue has been recognized in excess of the amount billed to the customer. Results for the periods beginning after December 31, 2019 are presented under the amended credit loss guidance, while prior period amounts were not restated and continue to be reported in accordance with the Company’s previous allowance for doubtful accounts policies.

Standards Pending Adoption

In December 2019, the FASB issued guidance to simplify the accounting for income taxes by removing certain exceptions to general principles, clarifying requirements and including amendments to improve consistent application of the guidance. The guidance specifically removes the exception to the incremental approach for intraperiod tax allocation when there is a loss from continuing operations and income or a gain from other items, such as discontinued operations or other comprehensive income. The guidance also requires an entity to recognize a franchise tax that is partially based on income as an income-based tax and to account for any other amounts incurred as a non-income-based tax. The guidance is effective for the Company beginning on January 1, 2021 using a prospective approach. Early adoption is permitted. The Company is evaluating the effect of application on its Condensed Combined Financial Statements.

(2) Financial Statement Details

Property and Equipment, Net

Components of Property and equipment, net were as follows (in thousands):

	March 31, 2020	December 31, 2019
Computer software and equipment	$161,895	$160,771
Leasehold improvements	45,246	46,383
Furniture and fixtures	9,991	10,054

Property and equipment, gross	217,132	217,208
Less: Accumulated depreciation and amortization	(173,426)	(168,944)

Property and equipment, net	$43,706	$48,264

Investments

As of March 31, 2020 and December 31, 2019, Other long-term assets include non-marketable securities accounted for under the equity method with a carrying amount of $4.0 million and $3.7 million, respectively, and equity securities without a readily determinable fair value with a carrying amount of $0.1 million and $0.3 million, respectively. During the three months ended March 31, 2020, an impairment loss of $0.3 million was recognized on the Company’s equity securities without a readily determinable fair value. No impairments or adjustments to the carrying amount of the Company’s equity securities without a readily determinable fair value were recognized in the three months ended March 31, 2019.

Accounts Payable and Accrued Expenses

Components of Accounts payable and accrued expenses were as follows (in thousands):

	March 31, 2020	December 31, 2019
Accounts payable	$7,621	$9,960
Accrued compensation and benefits	18,741	40,145
Other accrued liabilities	39,160	41,331

Accounts payable and accrued expenses	$65,522	$91,436

(3) Revenues

Revenue Details

The following information depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors by disaggregating revenue by product offering, significant customer, contract-type and geographic area.

Revenue by product offering was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Platform Solutions	$64,535	$71,037
Software and Services	21,636	19,902
Other	305	364

Total Revenues, net	$86,476	$91,303

There were no customers that accounted for more than 10% of Total Revenues, net for the three months ended March 31, 2020 and 2019.

The pattern of revenue recognition was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Goods and services transferred at a point in time	$18,620	$20,994
Goods and services transferred over time	67,856	70,309

Revenues, net	$86,476	$91,303

Revenue by geographic area was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
United States	$57,963	$56,205
Rest of the world	28,513	35,098

Total Revenues, net	$86,476	$91,303

Revenue by geographic area is predominately based on the end user’s location. Other than the U.S., no country accounted for more than 10% of Total Revenues, net for the three months ended March 31, 2020 and 2019.

Adoption of Amended Credit Loss Guidance

The Company adopted the provisions of the amended credit loss guidance as described in Note 1 using the modified retrospective transition approach on January 1, 2020. As such the amended credit loss guidance was applied to accounts receivable not specifically reserved and contract assets for which revenue has been recognized in excess of the amount billed to the customer as of December 31, 2019. Results for periods beginning after December 31, 2019 are presented under the amended credit loss guidance, while prior period amounts were not restated and continue to be reported in accordance with the previous allowance for doubtful accounts policies.

The cumulative effect of these changes on the Condensed Combined Balance Sheets on adoption was as follows (in thousands):

Effect of adoption	Balance as of December 31, 2019	Cumulative Effect Adjustment	Balance as of January 1, 2020
Accounts receivable, net	$65,863	$(627)	$65,236
Deferred tax liabilities, net	9,532	21	9,553
Accumulated other comprehensive loss	(3,676)	(37)	(3,713)
Parent company investment	424,032	643	424,675

Accounts Receivable, Net

Components of Accounts receivable, net were as follows (in thousands):

	March 31, 2020	December 31, 2019
Accounts receivable, gross	$69,402	$67,079
Less: Allowance for doubtful accounts	(1,916)	(1,216)

Accounts receivable, net	$67,486	$65,863

As of March 31, 2020 and December 31, 2019, no customer accounted for more than 10% of Accounts receivable, net.

Allowance for Credit Losses

	Three Months Ended March 31,
	2020	2019
Balance at beginning of period	$(1,216)	$(2,223)
Cumulative effect adjustment	(627)	—
Provision for bad debt	(688)	(50)
Deductions and write-offs, net	615	483

Balance at end of period	$(1,916)	$(1,790)

Contract Balances

Contract assets primarily consist of revenue recognized in excess of the amount billed to the customer, limited to net realizable value and deferred engineering costs for significant software customization or modification and set-up services to the extent deemed recoverable. Contract assets also include the incremental costs of obtaining a contract with a customer, principally sales commissions when the renewal commission is not commensurate with the initial commission. Contract assets were recorded in the Condensed Combined Balance Sheets as follows (in thousands):

	March 31, 2020	December 31, 2019
Accounts receivable, net	$18,226	$15,799
Prepaid expenses and other current assets	3,266	2,444
Other long-term assets	10,767	11,356

Total contract assets, net	$32,259	$29,599

No impairment losses were recognized with respect to contract assets for the three months ended March 31, 2020 and 2019.

Contract liabilities are mainly comprised of unearned revenue related to consumer lifetime subscriptions for the TiVo service, cloud-based services and other offerings for which the Company is paid in advance of when control of the promised good or service is transferred to the customer. Unearned revenue also includes amounts related to professional services to be performed in the future. For the three months ended March 31, 2020, the Company recognized $11.4 million, of revenue that had been included in Unearned revenue as of December 31, 2019.

As of March 31, 2020, approximately $87.5 million of revenue is expected to be recognized from unsatisfied performance obligations that are primarily related to software-as-a-service agreements, which is expected to be recognized as follows: 47% in the remainder of 2019, 27% in 2020, 14% in 2021, 8% in 2022, 3% in 2023, and 1% thereafter.

(4) Fair Value Measurements

Fair Value Hierarchy

The Company uses valuation techniques that are based on observable and unobservable inputs to measure fair value. Observable inputs are developed using publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Fair value measurements are classified in a hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Assets and liabilities are classified in a fair value hierarchy based on the lowest level input that is significant to the fair value measurement in its entirety:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•

Level 2. Inputs other than Level 1 inputs that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or market-corroborated inputs.

•	Level 3. Unobservable inputs for the asset or liability.

The Company recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period. For the three months ended March 31, 2020 and 2019, there were no transfers between levels of the fair value hierarchy.

Recurring Fair Value Measurements

As of March 31, 2020 and December 31, 2019, no assets or liabilities were reported at fair value on a recurring basis in the Condensed Combined Balance Sheets.

Nonrecurring Fair Value Measurements

As part of the quantitative interim goodwill impairment test performed as of March 31, 2020, the Product reporting unit was measured at fair value, resulting in a Goodwill impairment charge of $81.4 million. The unobservable inputs used to estimate the fair value of the Product reporting unit include projected revenue growth rates, future operating margins and risk-adjusted discount rates, and, accordingly, these measurements would be classified in Level 3 of the fair value hierarchy. The Goodwill impairment charge and the valuation techniques used to estimate reporting unit fair values are more fully described in Note 1 and Note 5.

(5) Intangible Assets, Net and Goodwill

Intangible Assets, Net

Intangible assets, net consisted of the following (in thousands):

	March 31, 2020
	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$158,212	$(114,777)	$43,435
Existing contracts and customer relationships	300,186	(118,948)	181,238
Content databases and other	54,356	(50,490)	3,866
Trademarks / Tradenames	8,300	(8,300)	—

Total finite-lived intangible assets	521,054	(292,515)	228,539
Indefinite-lived intangible assets
TiVo Tradename	14,000	—	14,000

Total intangible assets	$535,054	$(292,515)	$242,539

	December 31, 2019
	Gross	Accumulated Amortization	Net
Finite-lived intangible assets
Developed technology	$158,757	$(109,964)	$48,793
Existing contracts and customer relationships	300,695	(114,148)	186,547
Content databases and other	54,355	(50,177)	4,178
Trademarks / Tradenames	8,300	(8,300)	—

Total finite-lived intangible assets	522,107	(282,589)	239,518
Indefinite-lived intangible assets
TiVo Tradename	14,000	—	14,000

Total intangible assets	$536,107	$(282,589)	$253,518

Estimated Amortization of Finite-Lived Intangible Assets

As of March 31, 2020, estimated amortization expense for finite-lived intangible assets was as follows (in thousands):

Remainder of 2020	$30,975
2021	37,948
2022	30,155
2023	13,227
2024	12,000
Thereafter	104,234

Total	$228,539

Goodwill

Goodwill and changes in the carrying amount of goodwill were as follows (in thousands):

December 31, 2019	$145,643
Impairment	(81,428)
Foreign currency translation	57

March 31, 2020	$64,272

Goodwill is evaluated for potential impairment annually, as of the beginning of the fourth quarter, and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. The process of evaluating goodwill for potential impairment is subjective and requires significant estimates, assumptions and judgments particularly related to the identification of reporting units, the assignment of assets and liabilities to reporting units and estimating the fair value of a reporting unit.

Due to significant and sustained decline in the trading price of Parent’s common stock during the three months ended March 31, 2020, management concluded sufficient indicators of potential impairment were identified and that it was more-likely-than-not that goodwill was impaired and that a quantitative impairment test should be performed as of March 31, 2020. Although the long-range forecasts did not materially change from those used in performing the quantitative impairment test as of December 31, 2019, the fair value decreased due to the significant and sustained decline in the trading price of Parent’s common stock. Based on this decline in fair value, a Goodwill impairment charge of $81.4 million was recognized during the three months ended March 31, 2020.

(6) Restructuring and Asset Impairment Charges

Restructuring charges of $0.7 million and $1.8 million were recorded during the three months ended March 31, 2020 and 2019, respectively, based on restructuring activities impacting the Company’s employees and infrastructure, as well as an allocation of restructuring charges related to TiVo Corporation’s corporate and shared functional employees and infrastructure. Allocated restructuring charges related to TiVo Corporation’s corporate and shared functional employees and infrastructure were $0.1 million and less than $0.1 million during the three months ended March 31, 2020 and 2019, respectively.

Components of Restructuring and asset impairment charges were as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Facility-related costs	$65	$—
Severance costs	626	1,803

Restructuring and asset impairment charges	$691	$1,803

Components of accrued restructuring costs were as follows (in thousands):

	March 31, 2020	December 31, 2019
Severance costs	$1,694	$2,168

Accrued restructuring costs	$1,694	$2,168

The Company expects a substantial portion of the accrued restructuring costs to be paid by the end of 2020.

2019 Transformation Plan

In connection with the May 2019 announcement of the TiVo Separation, the Company initiated certain activities to transform its business operations (the “2019 Transformation Plan”). As a result of the 2019 Transformation Plan, the Company is reducing headcount, moving certain positions to lower cost locations, rationalizing facilities and legal entities and terminating certain leases and other contracts. Restructuring activities related to the 2019 Transformation Plan for the three months ended March 31, 2020 were as follows (in thousands):

	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Severance costs	$505	$549	$(786)	$—	$119	$—	$387

Total	$505	$549	$(786)	$—	$119	$—	$387

The process of completing the TiVo Separation and the Xperi Combination has been, and is expected to continue to be, time-consuming and involve significant costs and expenses. During the three months ended March 31, 2020, the Company also recorded $1.2 million of Merger, separation and transformation costs that do not qualify as restructuring expenses during the three months ended March 31, 2020. These costs are primarily Selling, general and administrative costs and consist of employee-related costs, costs to establish certain stand-alone functions and information technology systems and other one-time transaction-related costs directly associated with the TiVo Separation or the Xperi Combination.

Profit Improvement Plan

In February 2018, TiVo Corporation announced its intention to explore strategic alternatives. In connection with exploring strategic alternatives, TiVo Corporation initiated certain cost saving actions (the “Profit Improvement Plan”). As a result of the Profit Improvement Plan, the Company moved certain positions to lower cost locations, eliminated layers of management and rationalized facilities resulting in severance costs and the termination of certain leases and other contracts. Restructuring activities related to the Profit Improvement Plan for the three months ended March 31, 2020 were as follows (in thousands):

	March 31, 2020
	Balance at Beginning of Period	Restructuring Expense	Cash Settlements	Non-Cash Settlements	Parent Company Investment	Other	Balance at End of Period
Facility-related costs	$—	$65	$—	$(65)	$—	$—	$—
Severance costs	1,522	77	(410)	—	—	(24)	1,165

Total	$1,522	$142	$(410)	$(65)	$—	$(24)	$1,165

As a result of actions associated with the Profit Improvement Plan, Restructuring charges of $1.8 million, primarily for severance-related benefits, were recognized in the three months ended March 31, 2019. The Profit Improvement Plan was substantially complete as of December 31, 2019.

Previous Restructuring Plans

As of March 31, 2020 and December 31, 2019, Accrued restructuring costs of $0.1 million and $0.1 million, respectively, are included in the Condensed Combined Balance Sheets related to previous restructuring plans.

(7) Commitments and Contingencies

Warranty

The Company accrues the estimated cost of product warranties at the time it recognizes revenue. The Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers; however, contractual warranty terms, repair costs, average cost per call, current period product shipments and ongoing product failure rates, as well as specific product class failures outside of the Company’s baseline experience, affect the estimated warranty obligation. As of March 31, 2020 and December 31, 2019, accrued warranty was immaterial.

Guaranteed Minimum Purchase Obligation

On December 31, 2019, the Company entered into a contract requiring the Company to generate a minimum number of Qualified Referred Subscribers (as defined in the contract) over a 30 month period. In the event that the aggregate number of Qualified Referred Subscribers generated by the Company within the specified time period is less than the minimum guaranteed subscribers, the Company is required to pay an amount equal to the shortfall between the number of Qualified Referred Subscribers generated by the Company and the required minimum multiplied by a per Qualified Referred Subscribers fee, up to a maximum of $5.0 million. As of March 31, 2020, no amounts were accrued in the Condensed Combined Balance Sheets related to this contract as the Company believes it will be able to generate the minimum number of Qualified Referred Subscribers within the original 30 month period.

Inventory Purchase Commitment

The Company uses a contract manufacturer to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and help ensure adequate supply, the Company enters into agreements its contract manufacturer that either allow them to procure inventory based on criteria as defined by the Company or that establish the parameters defining the Company’s requirements. A significant portion of the Company’s purchase commitments arising from these agreements consist of firm, non-cancelable and unconditional purchase commitments. In certain instances, these agreements allow the Company the option to cancel, reschedule or adjust the Company’s requirements based on its business needs prior to firm orders being placed. As of March 31, 2020, the Company had total purchase commitments for inventory of $6.4 million, of which $1.2 million was accrued in the Condensed Combined Balance Sheets.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes and amounts to certain of its licensees against claims made by third parties arising out of the use and / or incorporation of the Company’s products, services and / or technologies into the licensees’ products and services. The Company has also indemnified certain customers and business partners for, among other things, the licensing of its products, the sale of its DVRs, and the provision of engineering and consulting services. The Company’s obligation under its indemnification agreements with customer and business partners would arise in the event a third party filed a claim against one of the parties that was covered by the Company’s indemnification. Pursuant to these agreements, the Company may indemnify the other party for certain losses suffered or incurred by the indemnified party in connection with various types of claims, which may include, without limitation, intellectual property infringement, advertising and consumer disclosure laws, certain tax liabilities, negligence and intentional acts in the performance of services and violations of laws.

In some cases, the Company may receive tenders of defense and indemnity arising from products, services and / or technologies that are no longer provided by the Company due to TiVo Corporation having divested certain assets, but which were previously provided by the Company.

The term of the Company’s indemnification obligations is generally perpetual. The Company’s indemnification obligations are typically limited to the cumulative amount paid to the Company by the licensee under the license agreement; however, some license agreements, including those with the Company’s largest MSO and digital broadcast satellite providers, have larger limits or do not specify a limit on amounts that may be payable under the indemnity arrangements.

The Company cannot reasonably estimate the possible range of losses that may be incurred pursuant to its indemnification obligations, if any. Variables affecting any such assessment include, but are not limited to: the nature of the claim asserted; the relative merits of the claim; the financial ability of the party suing the indemnified party to engage in protracted litigation; the number of parties seeking indemnification; the nature and amount of damages claimed by the party suing the indemnified party; and the willingness of such party to engage in settlement negotiations. Due to the nature of the Company’s potential indemnity liability, the Condensed Combined Financial Statements could be materially adversely affected in a particular period by one or more of these indemnities.

Under certain circumstances, the Company may seek to recover some or all amounts paid to an indemnified party from its insurers. the Company does not have any assets held either as collateral or by third parties that, on the occurrence of an event requiring it to indemnify a customer, could be obtained and liquidated to recover all or a portion of the amounts paid pursuant to its indemnification obligations.

Legal Proceedings

The Company may be involved in various lawsuits, claims and proceedings, including, but not limited to, intellectual property, commercial and employment matters that arise in the normal course of business. The Company accrues a liability when management believes information available prior to the issuance of the financial statements indicates it is probable a loss has been incurred as of the date of the financial statements and the amount of loss can be reasonably estimated. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred.

The Company believes it has recorded adequate provisions for any such lawsuits, claims and proceedings and, as of March 31, 2020, it was not reasonably possible that a material loss had been incurred in excess of the amounts recognized in the Condensed Combined Financial Statements. Based on its experience, the Company believes that damage amounts claimed in these matters are not meaningful indicators of potential liability. Some of the matters pending against the Company involve potential compensatory, punitive or treble damage claims or sanctions, that, if granted, could require the Company to pay damages or make other expenditures in amounts that could have a material adverse effect on the Condensed Combined Financial Statements. Given the inherent uncertainties of litigation, the ultimate outcome of the ongoing matters described herein cannot be predicted with certainty. While litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it. Nevertheless, the Condensed Combined Financial Statements could be materially adversely affected in a particular period by the resolution of one or more of these contingencies.

(8) Leases

Lease Details

The Company has operating leases for corporate offices, data centers and certain equipment. As of March 31, 2020, the Company’s leases have remaining lease terms of 3 months to 9 years and the Company has an option to terminate certain leases within the next 6 years. Additionally, certain leases include options to extend the lease term for up to 10 years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company subleases certain real estate to third parties. The sublease portfolio consists of operating leases for previously exited office space. Certain subleases include variable payments for operating costs. The subleases are generally co-terminus with the head lease, or shorter. Subleases do not include any residual value guarantees or restrictions or covenants imposed by the leases. Income from subleases is recognized as a reduction to Selling, general and administrative expenses.

The components of operating lease cost were as follows (in thousands):

	Three Months Ended March 31,
Classification	2020	2019
Fixed lease cost	$3,452	$3,961
Variable lease cost	993	1,205
Short-term lease cost	35	167
Less: Sublease income	(1,770)	(1,939)

Total operating lease cost	$2,710	$3,394

Supplemental cash flow information related to leases was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
Operating cash flows:
Cash paid for amounts included in the measurement of operating Lease liabilities	$4,583	$4,895
Non-cash activity:
Right-of-use assets obtained in exchange for operating Lease liabilities, net	$—	$1,902
Remeasurement of Right-of-use assets	$(290)	$—

Supplemental balance sheet information related to operating leases was as follows (in thousands, except weighted average lease term and discount rate):

	March 31, 2020	December 31, 2019
Right-of-use assets	$56,405	$59,888

Lease liabilities - current	$12,035	$13,009
Lease liabilities - non current	58,303	61,603

Total Lease liabilities	$70,338	$74,612

Weighted average remaining lease term	6.0 years	6.0 years
Weighted average discount rate	6.7%	6.6%

Expected Lease Payments

As of March 31, 2020, aggregate expected lease payments were as follows (in thousands):

	Operating Lease Liabilities	Sublease Income	Net Operating Lease Payments
Remainder of 2020	$12,312	$(4,325)	$7,987
2021	16,604	(5,738)	10,866
2022	13,712	(5,909)	7,803
2023	11,681	(6,081)	5,600
2024	11,995	(6,256)	5,739
Thereafter	19,715	(7,214)	12,501

Total lease payments	86,019	(35,523)	50,496
Less: imputed interest	(15,681)	—	(15,681)

Total	$70,338	$(35,523)	$34,815

(9) Related Party Transactions and Parent Company Investment

Allocation of Corporate Expenses

The Condensed Combined Statements of Operations and Comprehensive Loss include an allocation of general corporate expenses from TiVo Corporation for certain management and support functions which are provided on a centralized basis by TiVo Corporation. These management and support functions include, but are not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue, expenses, headcount or other relevant measures.

Management of the Company and TiVo Corporation consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. These allocations may not, however, reflect the expense the Company would have incurred as a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by employees and decisions made in areas such as facilities, information technology and operating infrastructure.

Parent Company Investment

Parent company investment on the Condensed Combined Balance Sheets and Condensed Combined Statements of Equity represents TiVo Corporation’s historical investment in the Company, the net effect of transactions with and allocations from TiVo Corporation, the Company’s accumulated deficit and cumulative effect adjustments from the adoption of new accounting standards.

The components of the Net transfers from Parent on the Condensed Combined Statements of Equity were as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
		(Restated)
Cash pooling and other financing activities	$22,802	$29,263
Dividends paid to Parent	(1,700)	—
Equity-based compensation	5,039	6,472
Income taxes	(1,326)	(1,422)
Corporate allocations	(1,992)	(2,588)

Net transfers from Parent per Condensed Combined Statement of Equity	$22,823	$31,725

Net Transfers from Parent

A reconciliation of Net transfers from Parent on the Condensed Combined Statements of Equity to the corresponding amount on the Condensed Combined Statements of Cash Flows was as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
		(Restated)
Net transfers from Parent per Condensed Combined Statement of Equity	$22,823	$31,725
Property and equipment, net	189	238
Restructuring	119	11
Equity-based compensation	(5,039)	(6,472)
Other	—	—

Net transfers from Parent per Condensed Combined Statement of Cash Flows	$18,092	$25,502

Senior Secured Credit Facility

On July 2, 2014, Rovi Corporation, as parent guarantor, and two of its wholly-owned subsidiaries, Rovi Solutions Corporation and Rovi Guides, Inc., as borrowers, and certain of its other subsidiaries, as subsidiary guarantors, entered into a Credit Agreement (the “Prior Credit Agreement”). After the completion of the TiVo Acquisition, TiVo Corporation became a guarantor under the Prior Credit Agreement. On November 22, 2019, TiVo Corporation, as borrower, and certain of its subsidiaries, as guarantors entered into a new Credit Agreement (the “New Credit Agreement”) and paid off in full the outstanding balance of the Prior Credit Agreement. Until the separation, TiVo Corporation’s domestic assets allocated to TiVo Product serve as collateral for the New Credit Agreement.

(10) Equity-based Compensation

Certain of the Company’s employees participate in equity-based compensation plans sponsored by TiVo Corporation. TiVo Corporation’s equity-based compensation plans include incentive compensation plans and an employee stock purchase plan (“ESPP”). All awards granted under the plans are based on shares of TiVo Corporation’s common stock and, as such, are reflected in TiVo Corporation’s Condensed Consolidated Statements of Stockholders’ Equity and not in the Company’s Condensed Combined Statements of Equity. Equity-based compensation expense includes expense attributable to the Company based on the awards and terms previously granted to the Company’s employees and an allocation of TiVo Corporation’s corporate and shared functional employee expenses.

Restricted Awards and Stock Options

TiVo Corporation grants equity-based compensation awards from the Rovi 2008 Equity Incentive Plan (the “Rovi 2008 Plan”). The Rovi 2008 Plan permits the grant of restricted stock and restricted stock units (collectively, “restricted awards”), stock options and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock is considered outstanding at the time of grant as holders are entitled to voting rights on TiVo Corporation matters. Restricted awards are generally subject to a four-year graded vesting period, with annual vesting. Stock options generally have a four-year vesting periods, with one quarter of the grant vesting on the first anniversary of the grant, followed by monthly vesting thereafter. Stock options generally have a contractual term of seven years.

On the TiVo Acquisition Date, TiVo Corporation assumed the TiVo Solutions Inc. Amended and Restated 2008 Equity Incentive Award Plan (the “TiVo 2008 Plan”). TiVo Corporation amended and restated the TiVo 2008 Plan effective as of the closing of the TiVo Acquisition to be the TiVo Corporation Titan Equity Incentive Award Plan for purposes of awards granted following the TiVo Acquisition Date. The TiVo 2008 Plan permits the grant of restricted awards, stock options and similar types of equity awards to employees, officers, directors and consultants of the Company. Restricted stock is considered outstanding at the time of grant as holders are entitled to voting rights on TiVo Corporation matters. Restricted awards assumed from the TiVo 2008 Plan are generally subject to a three-year graded vesting period, with semi-annual vesting. Restricted awards issued by TiVo Corporation from the TiVo 2008 Plan are generally subject to a four-year graded vesting period, with annual vesting. Stock options assumed from the TiVo 2008 Plan generally have a four-year vesting period, with one quarter of the grant vesting on the first anniversary of the grant, followed by monthly vesting thereafter. Stock options assumed from the TiVo 2008 Plan generally have a contractual term of seven years.

TiVo Corporation also grants performance-based restricted stock units to certain of its senior officers for three-year performance periods. Vesting in the performance-based restricted stock units is subject to a market condition, as well as a service condition. Depending on the level of achievement, the maximum number of shares that could be issued on vesting generally could be up to 200% of the target number of performance-based restricted stock units granted. For awards subject to a market vesting condition, the fair value per award is fixed at the grant date and the amount of compensation expense is not adjusted during the performance period regardless of changes in the level of achievement of the market condition.

In June 2019, TiVo Corporation granted performance-based restricted stock units to certain of its senior officers with vesting conditioned on completion of a change-in-control event as defined in the grant agreement, as well as a service condition. For these awards, the fair value per award is estimated as the price of the TiVo Corporation’s common stock at the close of trading on the date of grant, less the present value of dividends expected to be paid during the vesting period. However, no compensation expense is recognized for these awards until the change-in-control event occurs, at which time the grant date fair value, adjusted for any forfeitures, would be recognized as compensation expense.

Employee Stock Purchase Plan

TiVo Corporation’s 2008 ESPP allows eligible employees to purchase shares of the TiVo Corporation’s common stock at a discount through payroll deductions. The ESPP consists of up to four consecutive six-month purchase periods within a twenty-four-month offering period. Employees purchase shares each purchase period at the lower of 85% of the market value of TiVo Corporation’s common stock at either the beginning of the offering period or the end of the purchase period.

Valuation Techniques and Assumptions

TiVo Corporation’s restricted awards are generally not eligible for dividend protection. The fair value of restricted awards subject to service or performance conditions is estimated as the price of TiVo Corporation’s common stock at the close of trading on the date of grant, less the present value of dividends expected to be paid during the vesting period. When a restricted stock award includes a post-vesting restriction on sale, the grant date fair value reflects a liquidity discount based on the expected post-vesting holding period.

A Monte Carlo simulation is used to estimate the fair value of restricted awards subject to market conditions with expected volatility estimated using the historical volatility of TiVo Corporation’s common stock.

TiVo Corporation uses the Black-Scholes-Merton option-pricing formula to estimate the fair value of ESPP shares. The Black-Scholes-Merton option-pricing formula uses complex and subjective inputs, such as the expected volatility of TiVo Corporation’s common stock over the expected term of the grant and projected employee exercise behavior. Expected volatility is estimated using a combination of historical volatility and implied volatility derived from publicly-traded options on TiVo Corporation’s common stock. The expected term is estimated by calculating the period the award is expected to be outstanding based on historical experience and the terms of the grant. The risk-free interest rate is estimated based on the yield on U.S. Treasury zero-coupon bonds with remaining terms similar to the expected term at the grant date. For ESPP shares, TiVo Corporation assumes a constant dividend yield commensurate with the dividend yield on the grant date.

Weighted-average assumptions used to estimate the fair value of Parent equity-based compensation awards granted to the Company’s direct employees during the period were as follows:

	Three Months Ended March 31,
	2020	2019
ESPP shares:
Expected volatility	45.3%	52.3%
Expected term	1.3 years	1.3 years
Risk-free interest rate	1.4%	2.5%
Expected dividend yield	0.0%	6.6%

The number of awards expected to vest during the requisite service period is estimated at the time of grant using TiVo Corporation’s historical data and equity-based compensation is only recognized for awards for which the requisite service is expected to be rendered. Forfeiture estimates are revised during the requisite service period and the effect of changes in the number of awards expected to vest during the requisite service period is recognized on a cumulative basis in the period estimates are revised.

The weighted-average grant date fair value of equity-based awards (per award) and pre-tax equity-based compensation expense (in thousands) for the Company’s direct employees was as follows:

	Three Months Ended March 31,
	2020	2019
Weighted average grant date fair value
Restricted awards	$7.64	$8.58
ESPP shares	$3.91	$3.42
Equity-based compensation
Pre-tax equity-based compensation, excluding amounts included in restructuring expense	$3,318	$3,632

Pre-tax equity-based compensation, excluding amounts included in restructuring expense, includes an allocation of TiVo Corporation’s corporate and shared functional employee’s costs of $1.6 million and $2.6 million in the three months ended March 31, 2020 and 2019, respectively.

As of March 31, 2020, there was $27.7 million of unrecognized compensation cost, net of estimated forfeitures, related to unvested equity-based awards granted to the Company’s direct employees, which is expected to be recognized over a remaining weighted average period of 2.5 years. The unrecognized compensation cost, net of estimated forfeitures, excludes $0.2 million of unrecognized compensation cost related to performance-based restricted stock units with vesting conditioned on completion of a change-in-control event for the Company’s direct employees.

Equity-Based Compensation Award Activity

Activity related to the Company’s direct employee’s restricted awards for the three months ended March 31, 2020 was as follows:

	Restricted Awards (In Thousands)	Weighted-Average Grant Date Fair Value
Outstanding as of beginning of period	3,124	$10.31
Granted	250	$7.64
Vested	(93)	$15.63
Forfeited	(252)	$10.03

Outstanding as of end of period	3,029	$9.50

The aggregate fair value of restricted awards vested for the Company’s direct employees during the three months ended March 31, 2020 and 2019 was $0.7 million and $1.7 million, respectively.

(11) Income Taxes

Components of Income tax (benefit) expense were as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
		(Restated)
Foreign withholding tax	$1,326	$1,422
Federal income tax	78	125
State income tax	31	(150)
Goodwill impairment	(1,702)	—
Foreign income tax	17	747

Income tax (benefit) expense	$(250)	$2,144

The Company believes it has provided adequate reserves for all tax deficiencies or reductions in tax benefits that could result from U.S. federal, state and foreign tax audits. The Company regularly assesses the potential outcomes of these audits in order to determine the appropriateness of its tax positions. Adjustments to accruals for unrecognized tax benefits are made to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular income tax audit. However, income tax audits are inherently unpredictable and there can be no assurance the Company will accurately predict the outcome of these audits. The amounts ultimately paid on resolution of an audit could be materially different from the amounts previously recognized, and therefore the resolution of one or more of these uncertainties in any particular period could have a material adverse impact on the Condensed Combined Financial Statements.

(12) Subsequent Events

The Company evaluated subsequent events for recognition or disclosure through May 28, 2020, the date Condensed Combined Financial Statements were available to be issued.